Exhibit 99.1

BAYTEX REPORTS SHAREHOLDER MEETING RESULTS

CALGARY, ALBERTA (April 28, 2022) – Baytex Energy Corp. (TSX: BTE) reports that all matters presented for approval at the annual and special meeting of shareholders held today were approved. A total of 569,185,621 common shares being 38.08% of Baytex’s issued and outstanding shares were represented at the meeting.

At the meeting, all of the nominees proposed as directors were duly elected. Results of the vote are set out below:

	Votes For
Name of Nominee	#	%
Mark R. Bly	192,102,001	98.77
Trudy M. Curran	186,201,869	95.73
Don G. Hrap	189,829,289	97.60
Edward D. LaFehr	189,994,842	97.68
Jennifer A. Maki	189,077,269	97.21
Gregory K. Melchin	183,869,656	94.53
David L. Pearce	191,815,997	98.62
Steve D.L. Reynish	174,980,183	89.96

KPMG LLP was appointed as Baytex’s auditor until the next annual meeting of its shareholders, and the directors were authorized to fix their remuneration. The result of the vote is as follows:

Votes For
#	%
215,342,497	99.35

A non-binding advisory resolution with respect to Baytex’s approach to executive compensation was approved. The result of the vote is as follows:

Votes For
#	%
184,542,537	94.88

A special resolution to approve the unallocated awards under Baytex’s share award incentive plan was approved. The result of the vote is as follows:

Votes For
#	%
183,971,933	94.59

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com